Exhibit 3.1

AMENDMENT TO THE

Amended and Restated Bylaws

of Assertio holdings, INC.

Adopted and Approved by the Board of Directors on June 12, 2023

1.	Quorum. The first sentence of Article II, Section 2.6 of the Assertio Holdings, Inc. (the “Company”) Amended and Restated Bylaws (the “Bylaws”) is hereby amended and restated in its entirety to read as follows:

“Except as otherwise required by law, the Certificate of Incorporation (including any Preferred Stock Designation) or these Bylaws, at any meeting of stockholders, one-third of the voting power of the stock outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or series or classes or series is required, one-third of the voting power of the stock of such class or series or classes or series outstanding and entitled to vote on that matter, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to such matter.”

2.	Effective Date. This Amendment shall be effective as of the date it is both adopted and approved by resolution of the Board of Directors of the Company.